[COOLEY GODWARD LLP LETTERHEAD]

Confidential Treatment Requested
Under 17 C.F.R. § 200.83

*FOIA Confidential Treatment Request*

April 11, 2006

Via Edgar and Federal Express

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:	Allos Therapeutics, Inc. ("Allos" or the "Company") Confidential Treatment Request Form 10-K for the year ended December 31, 2005, Filed March 9, 2006 File No. 001-15803

Ladies and Gentlemen:

        We are writing on behalf of the Company pursuant to 17 C.F.R. § 200.83 to request confidential treatment for the indicated portions marked ALTH000-1, ALTH000-2, ALTH000-3 and ALTH000-4 of the following document:

  Letter from Cooley Godward LLP to the Securities and Exchange Commission, dated April 11, 2006 (attached hereto as Exhibit A).

        We hereby request, pursuant to 17 C.F.R. § 200.83 that the selected portions of the attached letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone James C. T. Linfield, Esq. of Cooley Godward LLP rather than rely upon the United States mail for such notice. The address and telephone number for Mr. Linfield, the responsible representative, is care of Cooley Godward LLP, 380 Interlocken Crescent, Suite 900, Broomfield, Colorado 80021-8023, telephone number (720) 566-4010.

        Please acknowledge receipt of this request for confidential treatment by file-stamping the enclosed copy of this request and returning it in the self-addressed stamped envelope provided herewith. If you have any questions or comments regarding the enclosed, please telephone me at the number listed above.

Sincerely,

/s/ James C. T. Linfield

James C. T. Linfield

Enclosure

cc:
FOIA Office
Marc H. Graboyes (Allos Therapeutics, Inc.)
Brent D. Fassett (Cooley Godward LLP)

  Sarah Barnes (Cooley Godward LLP)
  Robin K. Lee (Cooley Godward, LLP)

Exhibit A

Letter to the Securities and Exchange Commission, Dated April 11, 2006

[COOLEY GODWARD LLP LETTERHEAD]

*FOIA Confidential Treatment Request*

Certain Confidential Information Contained In This Document, Marked By Brackets, Has Been Omitted And Filed Separately With The Securities And Exchange Commission Pursuant To 17 CFR § 200.83

April 11, 2006

Via Edgar and Federal Express

U.S. Securities and Exchange Commission Division of Corporate Finance 100 First Street, N.E. Mail Stop 6010 Washington, D.C. 20549 Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:	Allos Therapeutics, Inc. Form 10-K for the year ended December 31, 2005 Filed March 9, 2006 File Number: 001-15803

Dear Mr. Rosenberg:

        This letter is being filed on behalf of Allos Therapeutics, Inc. ("Allos" or the "Company") in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") by letter dated March 28, 2006 with respect to the above-referenced Form 10-K (the "Form 10-K"). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K—December 31, 2005

Management's Discussion and Analysis of Financial Conditions and Results, page 37

Critical Accounting Policies, page 45

1.
Comment:

        We note that your accrual for research and development expenses requires significant judgment and estimates. For each period presented, provide us revised disclosure that quantifies the amount of the change in this estimate recorded for each period presented.

  Response:

        The Company respectfully submits that it did not experience any changes in estimates during the periods presented in the Form 10-K that resulted in material adjustments to research and development ("R&D") expenses accrued in the prior period. The Company's estimates relating to accrued R&D expenses primarily relate to estimates of contracted costs to dose patients and estimates of contracted costs of third party management services relating to the Company's clinical trials.

        During the year ended December 31, 2004, the Company experienced changes in estimates that would have increased R&D expenses accrued as of December 31, 2003 by approximately $[***]. Likewise, during the year ended December 31, 2005, the Company experienced changes in estimates that would have increased R&D expenses accrued as of December 31, 2004 by approximately $[***], which resulted primarily from amendments to the Company's contractual obligations with certain clinical research organizations which increased the Company's contracted costs to dose certain patients. Amendments to the Company's contractual obligations are accounted for in the period that the amendment is executed, and the revised costs resulting from such amendments are used to determine accruals for future periods.

***ALTH000-1: Confidential Treatment Request by Allos Therapeutics, Inc. in connection with the Form 10-K (File No. 001-15803)

        During the period from January 1, 2006 through the date of this letter, the Company experienced changes in estimates that would have increased R&D expenses accrued as of December 31, 2005 by approximately $[***], which resulted primarily from amendments to the Company's contractual obligations with certain clinical research organizations which increased the Company's contracted costs to dose certain patients. In addition, in March 2006, the Company entered into an amendment to a contract with a third party contract research organization which reduced the amount of a potential milestone payment to such third party relating to certain patient enrollment targets in the Company's Phase 3 ENRICH trial from approximately $1.0 million to $550,000. If this change in contractual obligations had been applied to accrued R&D expenses as of December 31, 2005, it would have reduced such accrued R&D expenses by approximately $[***]. However, in accordance with APB 20 and Statement of Financial Accounting Standards No. 154 (effective January 1, 2006 for Allos), the resulting impact of the amendment of the milestone payment will be accounted for in the first quarter of 2006 and the Company respectfully submits that the existing disclosure provided in Note 8 to the financial statements in the Company's Form 10-K for the year ended December 31, 2005 is considered adequate.

        Given the above, the Company respectfully submits that its estimates recorded for each period presented in the Form 10-K are materially accurate and that revised disclosure quantifying the amount of changes in estimates is not material or necessary to an investor's understanding of the Company's financial condition, changes in financial condition or results of operations. Rather, to the extent additional disclosure is warranted, the Company would propose that the additional disclosure set forth below be added to future filings (additions to current disclosure on page 45 are underlined and deletions are indicated by a strikethrough):

          We accrue research and development expenses for activity as incurred during the fiscal year and prior to receiving invoices from clinical sites and third party clinical research organizations. We accrue external costs for clinical studies based on the progress of the clinical trials, including patient enrollment, dosing levels of patients enrolled, estimated costs to dose patients, and contracted costs with clinical research organizations and clinical sites. We record internal costs primarily related to personnel in clinical development, regulatory affairs and biostatistical data analysis and external costs related to non-clinical studies and basic research as incurred. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual results could differ from those estimates under different assumptions. During the years ended December 31, 2004 and 2005, we did not experience any changes in estimates that resulted in material adjustments to research and development expenses accrued in the prior period.

        If in any future period the Company experiences changes in estimates that would materially affect the amount of R&D expense accrued for a prior period, the Company would, in accordance with the SEC's published rules and guidance on the matter, provide an explanation of the effect of such change in estimate.

***ALTH000-2: Confidential Treatment Request by Allos Therapeutics, Inc. in connection with the Form 10-K (File No. 001-15803)

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-10

Summary of Significant Accounting Policies, F-11

Prepaid Research and Development Expenses, page F-12

2.
Comment:

        Please provide us in disclosure type format:

  •
  The circumstances that cause you to amortize the prepayments of research and development costs either based upon services performed or when the terms are achieved; and

  •
  The reason that each method is appropriate for the respective circumstance.

        Please clarify for us the nature of the research and development agreements referenced in your disclosure and tell us why it is appropriate to capitalize these amounts. Please refer to FAS 2 in your response.

  Response:

        The Company respectfully submits that it does not amortize prepayments of research and development costs differently based upon when the services are performed or when the terms are achieved. Rather, the Company intended for the phrases "as services are performed" and "terms of the respective agreements" to have the same meaning and not to signify the use of different methods of amortization. As a result, the Company would propose to revise its disclosure in future filings as follows (additions to current disclosure on page F-12 are underlined and deletions are indicated by a strikethrough):

          In accordance with certain research and development agreements, we are obligated to make certain upfront payments upon execution of the agreement. We record these upfront payments as prepaid research and development expenses. Such payments are recorded to research and development expense as services are performed ~~or terms of the respective agreements are achieved~~. We evaluate on a quarterly basis whether events and circumstances have occurred that may indicate impairment of remaining prepaid research and development expenses.

        The research and development agreements referenced in the Company's disclosure include (i) agreements with investigative sites participating in the Company's clinical trials and (ii) agreements with contract research organizations conducting pre-clinical research activities relating to the Company's product candidates. Pursuant to these agreements, the Company makes certain advance payments to the investigative sites and contract research organizations (the "R&D Providers") for services to be performed in the future. If the services relating to the advance payment are not performed, the underlying agreements require that the R&D Provider refund the advance payment to the Company (i.e., the nature of the recorded asset would become a receivable instead of a pre-paid balance). Therefore, in accordance with FAS 2, paragraph 12, and Statement of Financial Accounting Concepts No. 5., the Company believes these amounts are properly capitalized as prepaid R&D expenses because they represent advance payments for future services and constitute assets of the Company until the related service is performed. Accordingly, the Company does not incur expense until the R&D Provider performs the related service required by the underlying agreement, at which time the advance payments are properly recorded to R&D expense (i.e., as the expense is incurred and as the recognized future economic benefits of assets have been reduced or eliminated).

Royalty and License Fee Commitments, page F-25

3.
Comment:

        Please provide to us in disclosure type format a discussion of the amounts that might be paid to Memorial Sloan-Kettering Cancer Center as well as the universities discussed on page F-26. Include a discussion of the events that would trigger the payments under these agreements, as well as the amounts that could potentially be due.

  Response:

        The Company respectfully submits that disclosure of specific amounts paid or potentially payable in the future, and of the particular events that would trigger future payments under these license agreements, constitute highly sensitive commercial and financial information of the Company and the other parties to the agreements and that disclosure of such details should not be required. Such provisions have been the subject of intense negotiations and may vary considerably from one agreement to another. The terms incorporated in a particular agreement reflect the relative bargaining positions of the parties and complex tradeoffs concerning the amount, timing and certainty of payments and between economic and non-economic factors.

        Neither of the referenced agreements is required to have been filed as a "material contract" under Item 601 of Regulation S-K inasmuch as they were entered into in the ordinary course of business and the Company's business is not substantially dependent on any of such contracts. Requiring disclosure of isolated economic elements of these contracts would be inconsistent with the standards applicable to filing of material contracts and potentially misleading given the lack of context.

        If prospective collaborators of the Company became aware of these commercial and financial terms, those prospective collaborators could increase their bargaining leverage vis-à-vis the Company, thereby impairing the Company's ability to negotiate more favorable terms in the future. In addition, disclosure of negotiated terms of existing license agreements may negatively impact the Company's relationship with these parties and impair the effectiveness of such collaborations. As a result, the Company's ability to maintain existing collaborative relationships and to establish new collaborations on favorable terms may be significantly impaired, all to the detriment of the Company's stockholders. Further, the Company does not believe that such information is material to an investor's understanding of the key business arrangements contained in the agreements, particularly because the potential payments under the agreements are subject to various contingencies, are spread out over many years and may never become payable. Accordingly, the Company respectfully submits that public disclosure of this information would cause substantial harm to the Company's competitive position and is not necessary for the protection of investors.

        In response to the Staff's request, set forth below as supplemental information for the Staff's consideration is a discussion of the amounts that might be paid to Memorial Sloan-Kettering Cancer Center as well as the universities discussed on page F-26, including discussion of the nature of events that would trigger the payments under these agreements and the amounts that could potentially be due. We have at the Staff's request provided this in disclosure-type format, although for the reasons set forth above we do not believe that any of the requested detail should be included in our report on Form 10-K (additions to current disclosure on page F-26 are underlined and deletions are indicated by a strikethrough):

          In December 2002, we entered into a license agreement with Memorial Sloan-Kettering Cancer Center, SRI International and Southern Research Institute, under which we obtained exclusive worldwide rights to several patents and equivalent foreign patent applications to develop and market any product derived from PDX in connection with all diagnostic and therapeutic uses, including human and veterinary diseases. Under the terms of the agreement, we paid an up-front license fee of $[***] upon execution of the agreement and are also required to~~made an up-front payment of and will also~~ make certain additional cash payments based~~to the licensor~~ upon the ~~earlier of~~ achievement of certain clinical development or regulatory milestones or the passage of certain time periods ~~after the effective date of the agreement~~. To date, we have made aggregate milestone payments of $[***] based on [***]. In the future, we could make aggregate milestone payments of $[***] upon the earlier of [***] or [***] (the "Clinical Milestone"), and up to $[***] upon achievement of certain regulatory milestones, including [***]. The next scheduled payment ~~under this agreement~~ of $500,000 toward the Clinical Milestone is due in December 2006. This and subsequent payments will be expensed as incurred. Under the terms of the agreement, we are required to ~~We will~~ fund all development programs and will have sole responsibility for all commercialization activities. In addition, we will pay the licensors a royalty based on a percentage of net revenues arising from sales of the product or sublicense revenues arising from sublicensing the product, if and when such sales or sublicenses occur. As of December 31, 2005, no royalty payments have been made.

          In December 2004, we entered into an agreement with the University of Colorado Health Sciences Center, the University of Salford and Cancer Research Technology, or CRT, under which we obtained exclusive worldwide rights to certain intellectual property surrounding a proprietary molecule known as RH1. Under the terms of the agreement, we ~~made up-front payments, which we recorded as research and development expense, and will also make a series of milestone payments to the licensors based upon the achievement of specified~~ paid up-front license fees of $[***] upon execution of the agreement and are also required to make certain additional cash payments based upon the achievement of certain clinical development, regulatory and commercialization ~~goals~~ milestones.

***ALTH000-3: Confidential Treatment Request by Allos Therapeutics, Inc. in connection with the Form 10-K (File No. 001-15803)

  To date, we have not made any milestone payments under the agreement. In the future, we could make aggregate milestone payments of up to $[***] upon the achievement of the clinical development, regulatory and commercialization milestones set forth in the agreement. Such subsequent payments will be expensed as incurred. Under the terms of the agreement and a related data option agreement, Cancer Research UK, CRT's parent institution, will continue to support an ongoing Phase 1 dose escalation study, and we will have the right to obtain an exclusive license to the results of the study, for use in subsequent development and regulatory activities, upon payment of a one-time data option fee of $[***]. Upon completion of the Phase 1 study, we will assume responsibility for all future development costs and activities and will have sole responsibility for all commercialization activities. In addition, we will pay the licensors a royalty based on a percentage of net revenues ~~from product sales~~ arising from sales of the product or sublicense revenues arising from sublicensing the product, if and when such sales or sublicenses occur. As of December 31, 2005, no royalty payments have been made.

        Please do not hesitate to contact the undersigned or Marc Graboyes at (720) 540-5216 if we can be of assistance.

Very truly yours,

Cooley Godward llp

/s/ James C. T. Linfield

James C. T. Linfield, Esq.

cc:
Sarah C. Barnes
Marc H. Graboyes
Robin K. Lee

***ALTH000-4: Confidential Treatment Request by Allos Therapeutics, Inc. in connection with the Form 10-K (File No. 001-15803)